UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 15, 2014

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Acquisition of Scopus

London, United Kingdom, (15 December 2014) - Amec Foster Wheeler announces today that it has acquired Scopus Group (Holdings) Limited (Scopus), a market-leading laser scanning, dimensional control and lean engineering[1] company whose precise survey data is used to engineer piping and structural solutions for the global oil and gas industry.

Headquartered in Aberdeen, with bases in international oil and gas hubs, Scopus employs around 200 employees who provide specialist engineering services to the global oil and gas, petrochemical and nuclear industries. Scopus will continue to offer independent services to its customers while building on Amec Foster Wheeler's presence in 50 countries and extensive customer base.

"This acquisition forms part of our growth strategy by further strengthening our project delivery capability across the upstream, midstream and downstream oil and gas sectors," said Alan Johnstone, Managing Director of Amec Foster Wheeler's Brownfield Projects business. "Combining Scopus' specialist expertise with our wider capability, geographic coverage and customer relationships will further enable us to deliver cost-effective services across the whole life-cycle of a project. In particular, the enhanced lean engineering capability will allow us to provide a low-cost solution at the late-life stage of a facility prior to decommissioning."

End

Enquiries to:

Amec Foster Wheeler plc	+ 44 (0)20 7429 7500
Julian Walker, Group Corporate Affairs Director
Rupert Green, Head of Investor Relations

Notes to editors:
1. Lean Engineering is a concept developed to increase the efficiency of engineering. For Scopus, lean engineering means retaining absolute integrity and safety, while delivering right-first-time, streamlined engineering, efficiently and cost effectively engineering modifications for customers using a combination of laser scan surveying, dimensional control and precision engineering.

2. Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

With pro-forma 2013 annualised scope revenues of £5.5 billion and over 40,000 employees in more than 50 countries, the company operates across the whole of the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, clean energy, power generation, pharma, environment and infrastructure markets.

Amec Foster Wheeler offers full life-cycle services to offshore and onshore oil and gas (conventional and unconventional, upstream, midstream and downstream) for greenfield, brownfield and asset support projects, plus leading refining technology.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

3. Scopus provides Dimensional Control, Laser Scanning Surveys and Detail Engineering Services worldwide to ensure first time fit and cost reduction in schedule of build components. See www.scopuseng.com

Forward-Looking Statements
This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing, results and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 December 2014
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary